UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GreenCore Technology, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

03840N 10 7
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grey K Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,428,655*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,428,655*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,428,655*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12	TYPE OF REPORTING PERSON PN
* After giving effect to the Ownership Limitation (as defined herein).

CUSIP No.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grey K Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,428,655*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,428,655*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,428,655*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12	TYPE OF REPORTING PERSON CO
* After giving effect to the Ownership Limitation (as defined herein).

CUSIP No.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grey K Offshore Leveraged Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,363,230*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,363,230*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,363,230*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%*
12	TYPE OF REPORTING PERSON CO
* Without giving effect to the Ownership Limitation (as defined herein).

CUSIP No.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grey K GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,428,655*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,428,655*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,428,655*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12	TYPE OF REPORTING PERSON OO – Limited Liability Company
* After giving effect to the Ownership Limitation (as defined herein).

CUSIP No.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RNK Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,428,655*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,428,655*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,428,655*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12	TYPE OF REPORTING PERSON OO – Limited Liability Company
* After giving effect to the Ownership Limitation (as defined herein).

CUSIP No.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Koltun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X] (b)[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,428,655*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,428,655*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,428,655*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12	TYPE OF REPORTING PERSON IN
* After giving effect to the Ownership Limitation (as defined herein).

Item 1.

(a)	Name of Issuer

GreenCore Technology, Inc. (formerly Aquacell Technologies, Inc.) (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

10410 Trademark Street

Rancho Cucamonga, CA  91730

Item 2.

(a)	Name of Person Filing

Grey K Fund, LP

Grey K Offshore Fund, Ltd.

Grey K Offshore Leveraged Fund, Ltd.

Grey K GP, LLC

RNK Capital LLC

Robert Koltun

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of each of Grey K Fund, LP, Grey K GP, LLC, RNK Capital LLC and Robert Koltun is 527 Madison Avenue, 7th Floor, New York, New York  10022.

The principal business office of each of Grey K Offshore Fund, Ltd. and Grey K Offshore Leveraged Fund, Ltd. is c/o Ogier Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, P.O. Box 1234, Grand Cayman KY1-1108 Cayman Islands.

(c)	Citizenship

Grey K Fund, LP is a Delaware limited partnership.

Grey K Offshore Fund, Ltd. is a Cayman Islands exempted company.

Grey K Offshore Leveraged Fund, Ltd. is a Cayman Islands exempted company.

Grey K GP, LLC is a Delaware limited liability company.

RNK Capital LLC is a Delaware limited liability company.

Robert Koltun is a United States citizen.

(d)	Title of Class of Securities

Common Stock, $0.001 par value (“Common Stock”)

(e)	CUSIP Number

03840N 10 7

Item 3.  This statement is not filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(i)
Without giving effect to the Ownership Limitation (as defined below), Grey K Fund, LP beneficially owns 3,816,949 shares of Common Stock, including (i) 2,544,633 shares issuable upon conversion of a Convertible Promissory Note in a principal amount of $381,695 with a conversion price of $.15 and (ii) 1,272,316 shares issuable upon the exercise of Warrants with an exercise price of $.20 per share.  After giving effect to the Ownership Limitation, Grey K Fund, LP would be deemed to beneficially own 3,428,655 shares of Common Stock.

(ii)
Without giving effect to the Ownership Limitation, Grey K GP, LLC, in its capacity as general partner of Grey K Fund, LP, may be deemed to beneficially own 2,544,633 shares of Common Stock, including (i) 1,272,316 shares issuable upon conversion of a Convertible Promissory Note in a principal amount of $381,695 with a conversion price of $.15 and (ii) 1,272,316 shares issuable upon the exercise of Warrants with an exercise price of $.20 per share.  After giving effect to the Ownership Limitation, Grey K GP, LLC would be deemed to beneficially own 3,428,655 shares of Common Stock.

(iii)
Without giving effect to the Ownership Limitation, Grey K Offshore Fund, Ltd. beneficially owns 6,119,820 shares of Common Stock, including (i) 4,079,880 shares issuable upon conversion of a Convertible Promissory Note in a principal amount of $611,982 with a conversion price of $.15 and (ii) 2,039,940 shares issuable upon the exercise of Warrants with an exercise price of $.20 per share.  After giving effect to the Ownership Limitation, Grey K Offshore Fund, Ltd. would be deemed to beneficially own 3,428,655 shares of Common Stock.

(iv)
Without giving effect to the Ownership Limitation, Grey K Offshore Leveraged Fund, Ltd. beneficially owns 2,363,230 shares of Common Stock, including (i) 1,575,487 shares issuable upon conversion of a Convertible Promissory Note in a principal amount of $236,323 with a conversion price of $.15 and (ii) 787,743 shares issuable upon the exercise of Warrants with an exercise price of $.20 per share.  After giving effect to the Ownership Limitation, Grey K Offshore Leveraged Fund, Ltd. would be deemed to beneficially own 3,428,655 shares of Common Stock.

(v)
After giving effect to the Ownership Limitation, RNK Capital LLC, in its capacity as Investment Manager for Grey K Fund, LP , Grey K Offshore Fund, Ltd. and Grey K Offshore Leveraged Fund, Ltd. may be deemed to beneficially own 3,428,655 shares of Common Stock, including (i) shares issuable upon conversion of Convertible Promissory Notes with a conversion price of $.15 and (ii) shares issuable upon the exercise of Warrants with an exercise price of $.20 per share.

(vi)
After giving effect to the Ownership Limitation, Robert Koltun, in his capacity as managing member of RNK Capital LLC the Investment Manager for Grey K Fund, LP, Grey K Offshore Fund, Ltd. and Grey K Offshore Leveraged Fund, Ltd., may be deemed to beneficially own 3,428,655 shares of Common Stock, including (i) shares issuable upon conversion of Convertible Promissory Notes with a conversion price of $.15 and (ii) shares issuable upon the exercise of Warrants with an exercise price of $.20 per share.

The aggregate number of shares of Common Stock into which the Convertible Promissory Notes and Warrants held by Grey K Fund, LP, Grey K Offshore Fund, Ltd. and Grey K Offshore Leveraged Fund, Ltd. are convertible and exercisable shall not exceed, pursuant to the terms of such instruments, that number of shares of Common Stock that would result in such entities having an aggregate beneficial ownership of more than 9.9% of the outstanding Common Stock of the Company (the “Ownership Limitation”).  The Ownership Limitation may be changed at any time by the entities upon at least 61 days’ prior written notice to the Company.

(b)	Percent of class:

(i)	Grey K Fund, LP may be deemed to beneficially own 9.9% of the outstanding Common Stock of the Company.

(ii)	Grey K GP, LLC may be deemed to beneficially own 9.9% of the outstanding Common Stock of the Company.

(iii)	Grey K Offshore Fund, Ltd. may be deemed to beneficially own 9.9% of the outstanding Common Stock of the Company.

(iv)	Grey K Offshore Leveraged Fund, Ltd. may be deemed to beneficially own 6.8% of the outstanding Common Stock of the Company.

(v)	RNK Capital LLC may be deemed to beneficially own 9.9% of the outstanding Common Stock of the Company.

(vi)	Robert Koltun may be deemed to beneficially own 9.9% of the outstanding Common Stock of the Company.

Based on 34,632,888 shares of Common Stock outstanding as of September 30, 2008 as set forth in the Company’s Form 10-KSB for the year ended June 30, 2008.

(c)
Number of shares as to which the person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, shared power to dispose or to direct the disposition of:

(i)
After giving effect to the Ownership Limitation, Grey K Fund, LP may be deemed to have sole power to vote or to direct the vote and to dispose or direct the disposition of 3,428,655 shares of Common Stock.

(ii)
After giving effect to the Ownership Limitation, Grey K GP, LLC may be deemed to have sole power to vote or to direct the vote and to dispose or direct the disposition of 3,428,655 shares of Common Stock.

(iii)
After giving effect to the Ownership Limitation, Grey K Offshore Fund, Ltd. may be deemed to have sole power to vote or to direct the vote and to dispose or direct the disposition of 3,428,655 shares of Common Stock.

(iv)
Without giving effect to the Ownership Limitation, Grey K Offshore Leveraged Fund, Ltd. may be deemed to have sole power to vote or to direct the vote and to dispose or direct the disposition of 2,363,230 shares of Common Stock.

(v)
After giving effect to the Ownership Limitation, RNK Capital LLC may be deemed to have sole power to vote or to direct the vote and to dispose or direct the disposition of 3,428,655 shares of Common Stock.

(vi)
After giving effect to the Ownership Limitation, Robert Koltun may be deemed to have sole power to vote or to direct the vote and to dispose or direct the disposition of 3,428,655 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   [  ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below each of the undersigned certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2009

GREY K FUND, LP

By: Grey K GP, LLC, its General Partner

By:       /s/ Robert Koltun
Robert Koltun
Managing Member

GREY K OFFSHORE FUND, LTD.

By: RNK Capital LLC, as Investment Manager

By:      /s/ Robert Koltun
Robert Koltun
Managing Member

GREY K OFFSHORE LEVERAGED FUND, LTD.

By: RNK Capital LLC, as Investment Manager

By:     /s/ Robert Koltun
           Robert Koltun
Managing Member

GREY K GP, LLC

By:      /s/ Robert Koltun
Robert Koltun
Managing Member

RNK CAPITAL LLC

By:      /s/ Robert Koltun
Robert Koltun
Managing Member

/s/ Robert Koltun
Robert Koltun

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of May 5, 2009

GREY K FUND, LP

By: Grey K GP, LLC, its General Partner

By:      /s/ Robert Koltun
Robert Koltun
Managing Member

GREY K OFFSHORE FUND, LTD.

By:  RNK Capital LLC, as Investment Manager

By:       /s/ Robert Koltun
Robert Koltun
Managing Member

Exhibit 1-1

GREY K OFFSHORE LEVERAGED FUND, LTD.

By:  RNK Capital LLC, as Investment Manager

By:      /s/ Robert Koltun
Robert Koltun
Managing Member

GREY K GP, LLC

By:      /s/ Robert Koltun
Robert Koltun
Managing Member

RNK CAPITAL LLC

By:      /s/ Robert Koltun
Robert Koltun
Managing Member

/s/ Robert Koltun
Robert Koltun

Exhibit 1-2